

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 4720

July 6, 2009

By U.S. Mail and Facsimile to: (570) 320-2046

Brian L. Knepp
Chief Financial Officer
Penns Woods Bancorp, Inc.
300 Market Street, P.O. Box 967
Williamsport, Pennsylvania 17703-0967

      Re: **Penns Woods Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
                 (Filed March 13, 2009)
              Form 8-K (Furnished April 17, 2009)
              Form 10-Q for the Quarterly Period Ended March 31, 2009
                 (Filed May 11, 2009)
              File No. 000-17077

Dear Mr. Knepp:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kathryn McHale
                    Staff Attorney